                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   AMENDMENT 4
                                   TO FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934



                          INTERNET SPORTS NETWORK, INC.
                 (Name of Small Business Issuer in its charter)

         FLORIDA                                         65-0704152
(State or Other Jurisdiction                  (IRS Employer Identification No.)
of Incorporation or Organization)


225 Richmond Street West, Suite 403, Toronto, Ontario, Canada          M5V 1W2
(Address of principal executive offices)                             (Zip Code)


                                 (416) 599-8800
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                     Name of each exchange on which
         TO BE SO REGISTERED                     EACH CLASS IS TO BE REGISTERED

                NONE                                         NONE

Securities to be registered pursuant to section 12(g) of the Act:

    COMMON STOCK, PAR VALUE $.001
          (Title of Class)

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         A.       BUSINESS DEVELOPMENT
                  1.       FORM AND YEAR OF ORGANIZATION

         Internet Sports Network, Inc. was first incorporated in April, 1997 in the state of Nevada. BirchTree Capital Corporation, a Florida corporation was incorporated in the state of Florida on October 4, 1996. BirchTree Capital Corporation was a publicly traded corporation, trading under the symbol BITC on the Over the Counter/Bulletin Board. Effective January 19, 1999, the stockholders of Internet Sports Network, Inc. a Nevada corporation initiated the exchange of one hundred percent (100%) of their shares in that corporation for nine million eighty five thousand two hundred twenty nine (9,085,229) shares of BirchTree Capital Corporation. On February 1, 1999, BirchTree Capital Corporation changed its name to Internet Sports Network, Inc., a Florida corporation, and changed its OTC/BB symbol to ISNI. On February 22, 1999, Internet Sports Network, Inc., a Nevada corporation merged into Internet Sports Network, Inc. a Florida corporation with the Florida corporation being the surviving entity. The surviving entity, Internet Sports Network, Inc., a Florida corporation (the "Company" or "ISN") traded on the over the counter/bulletin board as ISNI.

                  2.       ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING.

                  Not Applicable.

                  3. ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION, OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS.

         In January 1999, Internet Sports Network, Inc., then a privately held Nevada corporation, entered into an agreement with Birchtree Capital Corporation, a Florida shell corporation with no operations which traded on the over the counter/bulletin board as "BITC" and its majority shareholder, Eric Littman. Pursuant to this agreement, Birchtree Capital Corporation issued in excess of 9,000,000 shares of stock to the shareholders of Internet Sports Network, Inc., the Nevada corporation. For the additional consideration of being permitted to retain 1,025,000 shares of common stock of Birchtree Capital Corporation and for the cash payment of $250,000, Mr. Littman agreed to cancel 3,975,000 shares of common stock held in his name. At the time of this transaction, the Company did not have sufficient cash resources to pay the consideration requested by Mr. Littman. Certain of our shareholders, Benitz & Partners and Mark Valentine, agreed to pay the cash consideration portion to Mr. Littman in exchange for receiving an option to purchase 500,000 shares each of common stock held by Mr. Littman. Benitz & Partners and Mark Valentine also agreed to the cancellation of 350,000 shares each of their Internet Sports Network, a Nevada corporation, common stock. Effective January 19, 1999, the stockholders of Internet Sports Network, Inc. a Nevada corporation initiated the exchange of one hundred percent (100%) of their shares for an equal number of shares of common stock of Birchtree Capital Corporation. On February 1, 1999, Birchtree Capital Corporation changed its name to Internet Sports Network, Inc., a Florida corporation, and changed its OTC/BB symbol to ISNI. On February 22, 1999, Internet Sports Network, Inc., a Nevada corporation merged into Internet Sports Network, Inc. a Florida corporation with the Florida corporation being the surviving entity. The capitalization of the resulting company, Internet Sports Network, Inc., a Florida corporation was less than 1% of the issued and outstanding shares of common stock held by former Birchtree Capital Corporation shareholders and greater than 99% of the issued and outstanding shares of common stock held by former Internet Sports Network, Inc. a Nevada corporation.

         Effective February 5, 1999, the Company acquired all of the shares of SportsMark, Inc. an Alberta, Calgary, Canada corporation, SportsMark Promotions, Inc., a Delaware corporation and Classroom 2000, Inc., an Alberta, Calgary, Canada corporation, and assets of SMP SportsMark Promotions, International, Inc., a Barbados Company (collectively "SportsMark" or "Sportsmark Group"). This agreement resulted in the Company acquiring SportsMark's subscriber base and the assets of SMP SportsMark Promotions International, Inc. which consisted of the trademarks "Weekend Winners" and "Ultimate Draft" and all of its rights to use U.S. Sports Contest Software. The shareholders of SportsMark received 1,500,000 shares of common stock of ISN and $1,254,000 cash as the consideration granted in this agreement.

         On March 5, 1999, ISN California, Inc. a California corporation was incorporated as a wholly owned subsidiary of ISN. Effective March 5, 1999, the Company entered into a Merger Agreement with Pickem Sports, Inc. a Maine corporation doing business in California ("Pickem") and the individual stockholders of Pickem Sports Inc., wherein ISN would purchase all of the stock of Pickem Sports, Inc. in exchange for one million eight hundred seventy-seven thousand nine hundred ninety five (1,867,995) shares of common stock of ISN and $3,000,000 in cash. Also, pursuant to this Agreement, Pickem Sports, Inc. merged with ISN California, Inc. with ISN California, Inc. being the surviving entity. This merger resulted in the Company acquiring Pickem's web-based contest software. This software creates specific contests for customers and strategic joint ventures from the Company's proprietary generic programs.

         Effective June 22, 1999, the Company acquired certain assets of National Publisher Services, Inc., an Iowa corporation. These assets consisted of the Ultimate Sports Publishing division, which is made up of the publications: Ultimate Sports Baseball; Ultimate Sports Football; Hawes Fantasy Baseball; Hawes Fantasy Football; Ultimate Sports Basketball, Hawes Fantasy Basketball; and Ultimate Sports Hockey. Pursuant to this agreement, the Company also acquired the trademarks "FTA" and "Ultimate Sports". Ultimate Sports publishes fantasy sports contest publications and provides the Company with a cross-marketing tool between traditional media and web-based media. These assets were acquired for 125,000 shares of common stock of ISN and $860,000 cash.

         ISN Wisconsin, a Wisconsin corporation was incorporated as a wholly owned subsidiary of ISN. Effective June 30, 1999, the Company, ISN Wisconsin, Inc., Innovation Partners Inc., d.b.a. SportsBuff, a Wisconsin corporation ("SportsBuff"), and the individual shareholders of SportsBuff entered into a Merger Agreement, wherein ISN would purchase the stock of SportsBuff in exchange for six hundred sixteen thousand sixty (616,060) shares of common stock of ISN and $1,000,000 cash. Also, pursuant to this Agreement, Innovation Partners, Inc. merged with ISN Wisconsin, Inc. with ISN Wisconsin, Inc. being the surviving entity.

         B.       FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS.

         The Company is in an extremely competitive industry and it will require substantial capital from outside sources in order to complete its business plan. The Company anticipates that it will continue to generate financial losses for the forseeable future. In the event the Company is unsuccessful in securing outside capital, it may be required to curtail or cease operations altogether. Under United States Generally Accepted Auditing Statements substantial doubt exists regarding the ability of the Company to continue as a going concern.

         The Company has sustained losses since its inception. For the period from April 28, 1997 (inception) to April 30, 1998, the Company sustained losses of $643,000. For the period from May 1, 1998 to March 31, 1999, the Company sustained losses of $3,514,000. Management expects substantial losses for the foreseeable future.

         ISN operates in two business segments, sports entertainment (providing sports related games, contests and content) and publishing. The percentage allocations to each industry sector are 55% from sports entertainment and 45% publishing based on management's estimate of the revenues generated from each sector for the six month period ended as of September 30, 1999 on a pro forma historical basis. Sports entertainment revenues are earned primarily from fees from consumers who pay to enter sports contests (82% of sports entertainment sector revenues) and fees from companies that license the contest applications (18% of sports entertainment sector revenues).

         The Company has recently entered the publishing sector through the acquisition of Ultimate Sports on June 22, 1999 whereby it produces and distributes annual pre-season sports magazines which provide content about sports teams and players prior to the start of the given sports season . This sector contributed 45% of the Company's gross revenues for the six month period ended September 30, 1999. Publishing revenues are earned primarily from newstand sales (89% of publishing revenues) and advertising within the publications (11% of publishing revenues).

         Company management believes that there is a trend away from revenues generated by consumers paying fees to enter sports contests, toward an advertising model, where consumers are provided the game free of charge and revenues are generated primarily by either other businesses licensing the Company's games and contests or advertisers paying to advertise or sponsor the Company's games and contests. The Company further believes that the publishing sector will not grow at the same rate as sports entertainment, and therefore will become a smaller component of its gross revenues in the future relative to the sports entertainment segment of its revenue model.


                  C.       NARRATIVE DESCRIPTION OF BUSINESS.

         ISN is an Internet based sports media and entertainment company specializing in interactive sports contests, as well as offering some non-sports games and contests. The Company offers consumers the opportunity to get involved in their favorite sports by playing skill-testing contests based upon the outcomes of real-life sporting events, such contests being generally known as "fantasy sports". As well as fantasy sports, the Company offers non-fantasy-style contests such as Internet animation games that emulate the action of a real game, and trivia-question applications. The Company's sources of revenue are fees from consumers who pay to enter "pay to play" contests, revenues from media companies that license ISN's applications, and fees from third parties advertising their products and services on web sites and offline media where these contests take place.

         The Company also offers sports contests in offline media such as newspapers in order to augment its Internet distribution channel and to establish its brand in offline channels as a migration path for the rapidly growing number of consumers moving from offline to online media usage.

                  1.       PRINCIPAL PRODUCTS AND THEIR MARKETS

THE MARKET

         The Company markets contests in online as well as off-line media. There has been no formal study of the fantasy sports market size, but various industry publications such as Business 2.0 and Silicon Alley Reporter, estimate there is somewhere between 11 to 15 million fantasy sports players online. These players participate in a variety of pay-to-play contests as well as advertising-supported no-fee contests.

         According to Media Matrix, an Internet and Digital Media measurement firm, as of August, 1999, there has been a continuing growth trend in the number of visitors, in the amount of content viewed and the number of hours users spent online over the past twelve months. Media Matrix indicated that:

         - The number of monthly visitors (at home and work combined) to the Internet grew more than 11 percent since July 1998 from 56.6 million to 62.9 million in July 1999.

         - The average number of unique web pages viewed per visitor per day increased by 25 percent to 40.1 pages in July 1999 from 32.2 pages in July 1998.

         - The average number of unique pages viewed per month increased nearly 50 percent over the past twelve months, from 330 unique pages per visitor in July 1998 to 487 per visitor in July 1999.

         - the number of days users accessed the Internet increased nearly 20 percent from 10.3 days in July 1998 to 12.1 days in July 1999. Internet users spent over 36 percent more time on the Internet in July 1999 than a year ago-an increase from 5.8 average hours per person in July 1998 to 7.9 hours in June 1999.

         In August 1999, Jupiter Communications, a provider of research on Internet consumer behavior and Internet commerce, published a survey of attitudes, behaviors and demographics of the online user. This survey estimate the potential online market for sports and non-sports contests.

         According to this survey, participation in contests and sweepstakes is one of the top 10 online activities. Amongst these "top 10 online activities" contest participation showed the single greatest percentage growth annually, from 27% of the online users in 1998 to 49% in 1999. According to this survey, sports is one of the top categories of content accessed online.

         Silicon Alley Reporter, a digital media industry trade publication, stated that sports is the leading content application, and interactive sports contests are the "killer application" that no sports web site can do without.

THE PRODUCTS

         ISN has a range of contest products operating in online and offline media, in sports and non-sports categories. The Company's products permit the customer to subscribe to the level of competition, sophistication, and cost with which they are most comfortable.

         The Company's primary revenue is currently derived from subscription packages. These products include contests co-branded with media distribution companies, such as major web portals, television stations and newspapers, as well as the Company's own "Sportsrocket" branded contests.

         . The contest products provide a target marketing opportunity to the sponsors/advertisers and merchandisers that work with the media companies, as such contest products are believed, according to an articles from Business 2.0, to be attractive to a targeted demographic that is mostly male and between the ages of 18 and 45 years. With promotion and advertising contained in their media properties, the Company designs and manages contests such as football, baseball, basketball, golf, NASCAR, hockey or investment challenge contests. The net revenues from the subscriptions for the contests are then divided between the media company and the Company. The division of revenues from subscriptions varies per the agreement. Under existing agreements, the division of revenues range from as little as 80% to the Company to as much as 96% to the Company.

         The Company also designs and manages contests on a fee-for-service basis for major Internet portals and for other media companies. These contests are client-customized, sports and non-sports games, contests and promotions. While the Company's limited operating history renders it difficult to reach any conclusions, the goal of these products and services is to: drive and sustain traffic to the customer's web sites; attract sponsors and general advertising revenues; promote the sponsor's products and services; convert casual visitors to long-lasting members; build brand awareness; assist in gathering important user information through registrations and surveys; and, create cross-promotional opportunities between off-line and online media.

         The Company's current marketing plan focuses on:

                  1. INCREASING PRIVATE LABEL ARRANGEMENTS WITH LEADING MEDIA COMPANIES AND CONSUMER-PRODUCTS COMPANIES. The Company believes there is an increasing demand for contest products, especially in online media. The Company has recently entered into agreements with Labatt Brewing Company, Ltd. and Playboy Enterprises. These agreements are to develop and maintain contest sites for each of these companies websites. In the case of Labatt's, the website is Beer.com, and in the case of Playboy, the website is Playboy Online. Although hosted on the Company's server, the Company's technology allows the contest site to appear to be on the media companies web site. The Company intends to aggressively pursue additional relationships with large companies who traditionally have an offline market but are seeking to increase their online traffic through providing content on their web site. While varying in the percentage split, these agreements require the Company and the media company to share contest site generated contest revenue, advertising and merchandising.

                  2. INCREASING CROSS-PROMOTIONS FROM OFF-LINE MEDIA TO ONLINE MEDIA. The Company believes that, through its experience in running contests with media companies that have off-line (newspaper and television) and online media products, there exists significant opportunity to capture consumer attention through off-line media and to cross-promote these consumers to online media.

                  3. MAGAZINE COMPANIES. The Company believes that certain magazines can be effective distribution vehicles for increased sales of the Company's premium series of contests. For example, in June, 1999 the Company acquired certain assets of National Publisher Services, Inc. These assets were comprised primarily of fantasy sports league statistics magazines in which the Company then prominently advertised in online and offline games and contests. While the Company does not anticipate entering into partnership arrangements with magazines, it will continue to consider potential acquisitions of magazines which will potentially provide consumers for its games and contests.

                  4. INTERNATIONAL GROWTH. While the Company does not currently operate or advertise contests other than in Canada and the United States, the Company anticipates that it will eventually expand its operations to South America, Asia and Europe. This international strategy is at an extremely early juncture and there is no assurance that the Company will be successful in penetrating these international markets.

                  2. STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE.

         Not applicable.

                  3. THE SOURCES AND AVAILABILITY OF RAW MATERIALS.

         Not applicable.

                  4. THE IMPORTANCE OF PATENTS, TRADEMARKS, LICENSES, FRANCHISES AND CONCESSIONS HELD.

         The Company currently has an application pending with the United States Patent and Trademark Office ("PTO") and the Canadian Patent and Trademark Office for registration of the name "Internet Sports Network" as a servicemark. The Company has registered the websites WWW.SPORTSPOOL.COM, WWW.INTERNETSPORTSNET.COM, WWW.ULTSPORTS.COM, WWW.INTERNETSPORTSNETWORK.COM,
WWW.SPORTSBUFF.COM, WWW.SPORTSROCKET.COM AND WWW.PICKEM.COM. The Company currently operates most of its contests on the WWW.SPORTSROCKET.COM website.

         As part of the Sportsmark transaction, ISN acquired Sportsmark's trademarks and tradenames filed in the Canadian trademark office including:
Sportsmark, All Star Challenge, Great Canadian Hockey draft, Fantasy Hockey Dream Team, Fantasy Basketball Dream Team, Fairway Fantasy, Playoff Payoff, Weekend Winners, Fantasy Baseball Dream Team, Fantasy Football Dream Team, Hockey Draft Sweepstakes. The Sportmark trademark expires fifteen years from January 18, 1999. All Star Challenge has recently acquired approval from the Canadian trademark office. It's filing date will commence upon the filing of a statement of use by the Company. Great Canadian Hockey draft will expire 15 years from April 30, 1997. Fantasy Hockey Dream Team will expire 15 years from February 5, 1997. Fantasy Basketball Dream Team will expire 15 years from January 14, 1997. Fantasy Football Dream Team will expire 15 years from February 24, 1989. Fairway Fantasy will expire 15 years from March 22, 1996. Playoff Payoff will expire 15 years from August 28, 1994. Weekend Winners will expire 15 years from August 5, 1994, and Hockey Draft Sweepstakes will expire 15 years from November 23, 1988.

         As part of the transaction with National Publisher's Services, Inc., d.b.a. Ultimate Sports, the Company was assigned the trademarks "Ultimate Sports" and "FTA". FTA was registered with the PTO on May 4, 1998 and thus would expire by May 3, 2008. The "FTA" trademark consisting of stylized letters was registered with the PTO on November 14, 1997 and would expire by November 13, 2007. The "Ultimate Sports" trademark was registered with the PTO on July 22, 1993 and would expire July 21, 2003. The Company has filed the assignment forms with the United States Patent and Trademark office.

         As part of the merger by and between Innovation Partners, Inc. d.b.a. SportsBuff and ISN, Wisconsin, ISN Wisconsin is the surviving entity and has all right and title to the trademarks, trade names and proprietary information owned by SportsBuff. Such trademarks include "Buffball" and "SportsBuff". "SportsBuff" was registered with the PTO on July 22,1997 and thus would expire by July 21, 2007. The mark "Buff Ball" was registered with the state of Wisconsin on November 24, 1993 and is valid for a period of ten years.

         The Company does not rely on proprietary technology in providing its sports entertainment services. While the Company uses technology which has been customized for its own purposes, the Company has deliberately avoided becoming overly dependent on any one technology. By avoiding reliance on any one technology, the Company will be able to take advantage of technological advances to provide new and improved services and superior sports contests to its subscribers.

         ISN has no collective labor agreements.

                  5. THE EXTENT TO WHICH THE BUSINESS OF THE SEGMENT IS OR MAY BE SEASONAL.

                  Sports contests are geared towards the sports season for a particular sport. As an example, the football season runs from September to the Super Bowl in January; the hockey season runs from September through to the playoffs in June; and the baseball season runs from April through to the World Series in October. The Company offers contests surrounding most major sporting seasons, however the majority of cash is received in the months prior to the start of a given sports' season. As a result, the Company's cash flows tend to be focused in the late summer, early fall prior to the Football (NFL), Basketball (NBA) and Hockey (NHL) seasons. Cash flow representing approximately 40% of the Company's annual revenues are received in September to November. Additional revenues are received during each sport season through weekly contests and transaction revenues, however the bulk of cash receipts occur at the start of each season. Revenue is recognized for accounting purposes evenly over the course of the associated sporting event or season, therefore revenues are higher from September to March, during the 3 main sport seasons discussed above.

                  Magazine publishing occurs prior to the start of the four major sporting league seasons (National Football League, Major League Baseball, National Basketball Association and National Hockey League). As a result, publishing revenues occur in June - July (Football) (40% of annual publishing revenue), September - October (Hockey and Basketball) (30% of annual publishing revenue) and February - March (Baseball) (30% of annual publishing revenue).

                  6. THE PRACTICE OF THE REGISTRANT AND THE INDUSTRY RELATING TO WORKING CAPITAL ITEMS.

                  This item is not applicable to this industry or segment.

                  7. DEPENDENCE ON A SINGLE OR FEW CUSTOMERS.

                  Not applicable.

                  8.       BACKLOG ORDERS.

                  Not applicable

                  9.       GOVERNMENT APPROVAL.

                  No government approval is required for any of the Company's current products or services.

                  10.      COMPETITION

         The Company is in an extremely competitive industry and it will require substantial capital from outside sources in order to complete its business plan. The Company anticipates that it will continue to generate financial losses for the forseeable future. In the event the Company is unsuccessful in securing outside capital, it may be required to curtail or cease operations altogether. Under United States Generally Accepted Auditing Statements substantial doubt exists regarding the ability of the Company to continue as a going concern.

         The interactive sports contests industry is rapidly evolving and very competitive, which the Company expects will intensify in the future. Barriers to entry are minimal, allowing current and new competitors to launch new products at a relatively low cost. The Company currently or potentially competes with other companies which have sports related websites. These competitors include ESPN.com, CDM, Inc., CBS Sportsline.com, SmallWorld Sports, Sandbox, Commissioner.com, Prime Sports Interactive as well as many other smaller competitors.

         Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, marketing and other resources than the Company. In addition, other competitors may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of the Company's competitors may be able to devote greater resources to marketing and promotional campaigns, and devote substantially more resources to Web site and systems development then the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished franchise value. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company a substantial fee for inclusion.

         11.      RESEARCH AND DEVELOPMENT COSTS

                  Not Applicable.

         12. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

         The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

         13.      EMPLOYEES

         As of the date hereof, the Company employed 34 full-time employees and 5 part-time employees. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will attempt to hire additional employees as needed based on its growth rate.

         D.       FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS.

                  1. ISN currently derives 100% of its net sales from the United States of America and Canada. A detailed discussion of the information on the basis of geographic areas is set forth below and in the Financial exhibits provided in item 15 below. There were no transfers between geographic areas during the periods ending March 31, 1999 and April 30, 1998. Identifiable assets in the United States equal approximately $12,457,000 and $0 in fiscal 1999 and 1998, respectively. The remaining identifiable assets are in Canada. The $12,457,000 of identifiable assets in the United States consist of the following:


                  -        Purchased intangibles (net)        $8,891,000
                  -        Goodwill(net)                       3,556,000
                  -        Capital assets                         10,000

         The purchased intangibles were comprised of trademarks, licenses to use tradenames, software licenses, customer lists and newspaper advertising contracts. A complete list of trademarks and tradenames are provided in Item 1
C. 4, "The importance of Patents, Trademarks, Licenses, Franchises and Concessions held"

                  I.       REVENUE ATTRIBUTION.

         For the 11 month period ending March 31, 1999, reflecting the results of acquired companies outlined on page 1 from the dates of acquisition, with comparative figures for the period from April 28, 1997 (inception) through April 30, 1998:

                           A. United States: Of the Company's net revenues
$28,000 is attributable to U.S. customers, consisting of 18% of the Company's total revenues. In 1998, there were no net revenues attributable to U.S. customers.

                           B. All foreign countries: Of the Company's revenues
$124,000 is attributable to all foreign countries, consisting of 82% of the Company's total revenues. In 1998, $77,000 or 100% of the Company's net revenues were attributable to Canadian customers. All foreign countries, for purposes of this calculation is limited to Canada.

                           II.  LONG-LIVED ASSETS.

                  Not Applicable.

                  2.  CROSS REFERENCE TO FINANCIAL STATEMENTS.

                  The information requested by this section is contained in the Financial Exhibits and provided in Item 2.

                  3. RISKS ATTENDANT TO FOREIGN OPERATIONS.

         The primary risk attendant to foreign operations of ISN is the effect of currency exchange rates. The unit of measurement of the Company is the Canadian dollar while the reporting currency is the United States dollar. The assets and liabilities of the Canadian subsidiaries are translated using the exchange rate in effect at the year end, and revenue and expenses are translated at the average rate during the period. Exchange gains or losses on translation of the Company's net equity investments in these subsidiaries are recognized as a component of other comprehensive income. The translation adjustments as of March 31, 1999 and April 30, 1998 were insignificant. The impact of an appreciation in the value of the Canadian dollar in relation to the United Stated dollar could have an adverse impact on the results from operations on the Company. Management is aware of this risk, and presently does not believe that it would be cost effective to hedge this risk at this time.

         As at March 31, 1999, stated in United States dollar equivalents, $128,000 of the Company's $3,139,000 current assets were denominated in Canadian dollars, and $137,000 of the Company's $339,000 current liabilities were denominated in Canadian dollars for a net Canadian dollar denominated liability of $9,000. All other amounts are denominated in United States dollars. The Company has not entered into any currency exchange contracts.

         It is the Company's policy when gathering information from subscribers to permit each subscriber to provide only information required to identify the subscriber and to mark as option certain information fields, and to permit the subscriber to opt out of receiving announcements, advertising and marketing from the Company and its affiliates. The Company endeavors to comply with all privacy requirements of those countries to which is subject to jurisdiction. The Company currently generates 100% of its revenue from United States and Canadian sources and as a result believes that it is in compliance with all laws associated with internet commerce.

                  4.  INTERIM FINANCIAL INFORMATION.

         The financial data for geographic areas is not indicative of future operations of the Company. The Company has made several acquisitions based in the United States during 1999, and as such related revenues and expenses from the United States will increase significantly as a percentage of total revenue and in gross amounts. For the six months ending September 30, 1999, revenue attributable to the United States and Canada are as follows:

                                                REVENUE          %
                                                -------          -
                  United States             $1,572,000         84.5
                  Canada                    $  289,000         15.5
                                            -----------        ----
                  TOTAL                     $1,861,000        100.0
                                            ==========        =====

         E.       AVAILABLE INFORMATION.

                  Not Applicable.

         F.       REPORTS TO SECURITY HOLDERS.

                  Not Applicable.

         G.       ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS.

                  Not Applicable.

ITEM 2   FINANCIAL INFORMATION

         The Company is in an extremely competitive industry and it will require substantial capital from outside sources in order to complete its business plan. The Company anticipates that it will continue to generate financial losses for the forseeable future. In the event the Company is unsuccessful in securing outside capital, it may be required to curtail or cease operations altogether. Under United States Generally Accepted Auditing Statements substantial doubt exists regarding the ability of the Company to continue as a going concern.



SELECTED HISTORICAL FINANCIAL DATA

The following is management's discussion and analysis of ISN's financial condition and results of operations. Detailed information is contained in the financials included in this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of ISN's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.

The following table sets forth, for the periods indicated, selected financial information for the Company:

INTERNET SPORTS NETWORK, INC.
SELECTED HISTORICAL FINANCIAL DATA SCHEDULE
FROM INCEPTION TO MARCH 31, 1999

                                                                                        Period from April 28
                                                                   11 months ended       1997 (inception) to
                                                                    MARCH 31, 1999         APRIL 30, 1998
                                                                    --------------      --------------------
Net sales or operating revenues                                         152,000                 77,000
Prize commitments and other direct costs                                250,000                 41,000
Other costs and expenses                                              1,466,000                670,000
Interest and bank charges                                                17,000                  9,000
Stock compensation, stock options and debenture
     related costs                                                      796,000                     -0-
BTC transaction and other due diligence costs                           546,000                     -0-
Amortization of purchased intangibles and goodwill                      827,000                     -0-
                                                                   -----------------------------------------
Net loss before tax                                                  (3,750,000)              (643,000)
Deferred tax recovery                                                   236,000                     -0-
                                                                  ------------------------------------------
                                                                  ==========================================
Loss from operations                                                 (3,514,000)              (643,000)
                                                                  ===========================================
                                                                  ===========================================
Loss from operations per common share                                     (0.45)                 (0.17)
                                                                  ===========================================

                                                                         As at                     As at
                                                                    MARCH 31, 1999            APRIL 30, 1998
                                                                    --------------            --------------

Cash and cash equivalents                                             2,928,000                    9,000
Other current assets                                                    211,000                   76,000
                                                                    -----------------------------------------
Total current assets                                                  3,139,000                   85,000
Purchased intangibles and goodwill, net                              13,492,000                       -0-
Equipment, net                                                           84,000                   46,000
                                                                    -----------------------------------------
Total Assets                                                         16,715,000                  131,000
                                                                    =========================================
Total current liabilities                                               339,000                  167,000
Deferred income taxes                                                 3,855,000                       -0-
Long-Term obligations                                                        -0-                 196,000
                                                                    -----------------------------------------
                                                                    -----------------------------------------
Total liabilities                                                     4,194,000                  363,000
                                                                    -----------------------------------------
Common stock                                                         17,127,000                  425,000
Share subscriptions receivable                                               -0-                 (14,000)
Deferred compensation                                                        -0-                (449,000)
Accumulated deficit                                                  (4,157,000)                (643,000)
                                                                    -----------------------------------------
Total shareholders' equity                                           12,521,000                 (232,000)
                                                                    -----------------------------------------
Total liabilities and shareholders' equity                           16,715,000                  131,000
                                                                    =========================================

Cash dividends per common share                                              -0-                      -0-
Cash dividends declared per common share                                     -0-                      -0-


INTERNET SPORTS NETWORK, INC.
SELECTED HISTORICAL FINANCIAL DATA SCHEDULE
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

                                                       Six Months       Six Months      Three Months     Three Months
                                                         Ending           Ending           Ending           Ending
                                                     September 30,     October 31,     September 30,     October 31,
                                                          1999             1998             1999             1998
REVENUE                                              $  1,861,000       $   69,000     $ 1,189,000       $   61,000
                                                     --------------------------------------------------------------
EXPENSES
     Prize commitments and other direct costs             920,000           74,000         763,000           47,000
     Salaries and benefits                                921,000          135,000         535,000           85,000
     Consulting fees                                      516,000           46,000         296,000           35,000
     Advertising                                          228,000          303,000         140,000          282,000
     General and administrative                         1,096,000          207,000         611,000          166,000
     Depreciation                                          65,000            7,000          60,000            3,000
     Amortization of purchased intangibles              3,440,000               -0-      2,145,000               -0-
     Amortization of goodwill                           1,285,000               -0-        776,000               -0-
     Options granted for services provided              1,145,000               -0-      1,145,000               -0-
     Amortization of stock compensation                 1,850,000               -0-      1,637,000               -0-
     Amortization of deferred charges                     225,000               -0-        225,000               -0-
     Acquisition costs                                     96,000               -0-         45,000               -0-
                                                     -----------------------------------------------------------------
     Total expenses                                    11,787,000          772,000       8,378,000          608,000
                                                     -----------------------------------------------------------------
     Net loss before income taxes                      (9,926,000)        (703,000)     (7,189,000)        (547,000)
     Deferred income tax recovery                      (1,285,000)              -0-       (776,000)              -0-
                                                     -----------------------------------------------------------------
     Net loss and comprehensive loss                   (8,641,000)        (703,000)     (6,413,000)        (547,000)
                                                     =================================================================

NET LOSS PER SHARE                                   $      (0.45)        $  (0.11)     $    (0.33)        $  (0.08)
                                                    ==================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                    19,069,000        6,290,000      19,591,000        6,580,000
                                                   ===================================================================

INTERNET SPORTS NETWORK, INC.
CONSOLIDATED BALANCE SHEET

                                                                            September 30, 1999
Current
  Cash and cash equivalents                                                     $  1,297,000
  Receivables                                                                        482,000
  Prepaid expenses                                                                    55,000
                                                                  ----------------------------
                                                                                   1,834,000
Equipment, net                                                                       434,000
Deferred charges,net                                                               1,125,000
Purchased intangibles, net                                                        13,127,000
Goodwill, net                                                                      4,697,000
                                                                  ----------------------------
                                                                                $ 21,217,000
                                                                  ============================

Current
  Accounts payable                                                               $   542,000
  Accrued liabilities                                                                 35,000
  Purchase price liability                                                           500,000
  Deferred revenue                                                                   401,000
  Accrued prize commitments                                                          275,000
  Loan payable                                                                       250,000
                                                                  ----------------------------
                                                                                   2,003,000
Deferred income taxes                                                              4,697,000
                                                                  ----------------------------
                                                                                   6,700,000
                                                                  ----------------------------

Shareholders' equity
    Common stock and additional paid-in capital,                                  38,204,000
    Share subscription receivable for 475,000 shares subscribed                    (190,000)
    Deferred compensation                                                       (10,699,000)
    Accumulated deficit                                                         (12,798,000)
                                                                  ----------------------------

                                                                                  14,517,000
                                                                  ----------------------------

                                                                                $ 21,217,000
                                                                  ============================

SUMMARY UNAUDITED PRO-FORMA FINANCIAL DATA

         The following presents summary unaudited pro-forma consolidated financial information, which gives effect to the various acquisitions of the Company occurring in the relevant periods. This summary pro-forma financial information should be read in conjunction with such Historical and Pro-forma Financial Data, the financial statements and Management's Discussion and Analysis of Operations and Financial Condition of ISN. Pro-forma information is presented based upon historical information and, accordingly, is not necessarily indicative of future financial positions or results of operations.


          The accompanying unaudited pro-forma consolidated statement of operations is presented for the 11 months ended March 31, 1999. The pro-forma consolidated statement of operations gives effect to the following acquisitions as if they had occurred at the beginning of the period, May 1, 1998: Sportsmark Group (acquired on February 5, 1999, therefore an additional 9 months of results, since 2 months were included in the reported results), Pickem (acquired on March 5, 1999, therefore an additional 10 months of results, since 1 month was included in the reported results), and SportsBuff (acquired on June 30, 1999, therefore an additional 11 months of results, since no results were included in the reported results).


         A pro-forma balance sheet is not presented here, as all transactions impacting the pro-forma information have been reflected in the consolidated unaudited balance sheet as at September 30, 1999 presented herein.


PRO-FORMA INCOME STATEMENT (UNAUDITED)
11 MONTHS ENDED MARCH 31, 1999



                                                                             ISN
                                                      SportsMark      California
                                       As Reported         Group        (Pickem)   Sportsbuff   Pro-forma Adj   Note   Pro-forma
                                       ------------        ----- ---    --------   ----------   -------------   ----   ---------
                                                  A            B               C            D
                                                ---           ---             ---          ---

REVENUE                                     152,000     1,264,000      183,000     1,212,000            -              2,811,000

EXPENSES
   Prize Commitments and other              250,000       600,000       35,000       606,000            -              1,491,000
        Costs
  Other Costs and Expenses                1,622,000       504,000      137,000       537,000      187,000        E      2,987,000
  Interest and Bank charges                  17,000         6,000            -         5,000            -                  28,000
  Promotion and Advertising                 367,000        59,000            -         1,000            -                 427,000
  Amortization of Capital Assets             23,000        11,000       16,000        28,000            -                  78,000
  Stock compensation, stock option and
      Debenture related costs               796,000             -            -             -            -                 796,000
  Amortization of purchased                 827,000             -            -             -    9,165,000        F      9,992,000
      Intangibles and goodwill
                                        -----------------------------------------------------------------             -----------
NET LOSS BEFORE TAXES                    (3,750,000)       84,000       (5,000)       35,000   (9,352,000)            (12,988,000)

Deferred income Tax Expense
(recovery)                                 (236,000)        6,000       (1,000)            -   (2,571,000)      G,H    (2,802,000)
                                        -----------------------------------------------------------------             -----------

NET INCOME (LOSS)                        (3,514,000)       78,000       (4,000)       35,000   (6,781,000)            (10,186,000)
                                        =================================================================             ===========


NOTES TO THE CONSOLIDATED PRO-FORMA FINANCIAL STATEMENTS FOR THE ELEVEN MONTHS ENDED MARCH 31, 1999:

The following is a description of the pro-forma adjustments referenced in the consolidated pro-forma financial statements:

     A. Represents the results reported for the 11 month period ending March 31, 1999. These figures include the results from Sportsmark Group from February 5, 1999 to March 31, 1999 and the results of Pickem from March 5, 1999 to March 31, 1999.

     B. Pro-forma results from Sportsmark Group are calculated by taking the results from the 12 month periods ending December 31, 1998 for Sportsmark Promotions Inc, Classroom 2000 Inc. and SMP SportsMark Promotions International Inc., and the 12 month period ending January 31, 1999 for Sportsmark Inc. and deducting the first three months of results to reflect 9 months of results. The 12 month period ending January 31, 1999 for Sportsmark Inc. was calculated by using the 12 month period ending November 30, 1998, adding the 2 months ending January 31, 1999 and deducting from that the two month results for December 1997 and January 1998. The results of operations for the period January 1 to March 31, 1998 were deducted from the results of Sportsmark Promotions Inc., Classroom 2000 Inc. and SMP SportsMark Promotions International Inc., and the results of operations for the period February 1 to April 30, 1998 were deducted from the results for Sportsmark Inc. to arrive at the 9 month pro-forma amounts included in this column. Approximately 2 months of results are included in the As Reported column.



     C. Pro-forma results from Pickem are calculated by taking the results from the 12 month period ending December 31, 1998 and deducting the two months of results from January 1 to February 28, 1998 to reflect 10 months of results. Approximately 1 month of results are included in the As Reported column.



     D. Pro-forma results from SportsBuff are calculated by taking the results from the 11 month period ending March 31, 1999. No reductions to this amount have been reflected, as no results for SportsBuff were included in the results of operations for the 11 month period ending March 31, 1999. The acquisition of SportsBuff consisted of purchased intangibles and goodwill of $5,087,000 and $2,035,000 respectively, the related deferred income tax liability of $2,035,000, paid for with $1,000,000 cash and $4,066,000 in common stock. Also SportsBuff reflected capital stock of $8,000 and accumulated deficit of $29,000 at the start of the period.



   E.     Acquisition costs associated with the acquisition of SportsBuff                                     50,000
          Additional wages and benefits expense to reflect amounts taken as
          dividends by Sportsmark Group during the period before acquisition                                 137,000
                                                                                                             -------
                                                                              TOTAL                          187,000
                                                                                                             -------



   F.     Additional amortization of purchased intangibles from the beginning of the period to the date of acquisition:
                                                                  - Sportsmark (9 months)                  1,493,000
                                                                  - Pickem (10 months)                     2,604,000
                                                                  - SportsBuff (11 months)                 2,331,000
          Additional amortization relating to 11 months of amortization of the variance in the calculation of purchased intangibles if the
          acquisitions of Sportsmark and Pickem had occurred at the beginning of the year.                   166,000
                                                                                                           ---------

                                                            Total amortization of purchased intangibles    6,594,000
                                                                                                           ---------

          Additional amortization of goodwill from the beginning of the period to the date of acquisition:
                                                                  - Sportsmark (9 months)                    597,000
                                                                  - Pickem (10 months)                     1,041,000
                                                                  - SportsBuff (11 months)                   933,000
                                                                                                           ---------
                                                                         Total amortization of goodwill    2,571,000
                                                                                                           ---------
          Total amortization of purchased intangibles and goodwill                                         9,165,000
                                                                                                           ---------



   G.     Additional amortization of deferred taxes from the beginning of the period to the date of acquisition:
                                                                  - Sportsmark (9 months)                    597,000
                                                                  - Pickem (10 months)                     1,041,000
                                                                  - SportsBuff (11 months)                   933,000
                                                                                                           ---------
          Total amortization of deferred taxes                                                             2,571,000
                                                                                                           =========

    H. The deferred income tax liability and the goodwill arose as a result of the differences between the financial reporting and tax values of the purchased intangibles acquired through the Sportsmark Group, SportsBuff and Pickem acquisitions. The deferred income tax liability is amortized into income over the same period as the goodwill.


PRO-FORMA STATEMENTS
6 MONTHS ENDED SEPTEMBER 30, 1999

Pro-forma results include the results of operations for SportsBuff for the 6 month period ending September 30, 1999, as if the acquisition had occurred at the beginning of the period. The accompanying unaudited pro-forma consolidated statement of operations is presented for the 6 months ended September 30, 1999 and gives effect to the acquisition as if it had occurred at May 1, 1998. A pro-forma balance sheet is not presented here, as all acquisitions impacting the pro-forma information have been reflected in the consolidated unaudited balance sheet as at September 30, 1999 presented herein.


                                                                                         Pro-Forma
                                           As Reported     SportsBuff          Total    Adjustments     Note      Pro-Forma
                                           -----------    ------------         -----    -----------     ----      ---------
                                                                A
REVENUE                                     $1,861,000       $ 238,000    $ 2,099,000              -              $2,099,000
                                        -------------------------------------------------------------         ---------------

EXPENSES
   Prize commitments and
        other direct costs                     920,000         276,000      1,196,000              -               1,196,000
   Salaries and benefits                       921,000          63,000        984,000              -                 984,000
   Consulting fees                             516,000           5,000        521,000              -                 521,000
   Advertising                                 228,000           1,000        229,000              -                 229,000
   General and
       administrative                        1,096,000          89,000      1,185,000              -               1,185,000
   Depreciation                                 65,000           2,000         67,000              -                  67,000
   Amortization of purchased
       intangibles/goodwill                  4,725,000               -      4,725,000        890,000     B         5,615,000
   Options granted for services              1,145,000               -      1,145,000              -               1,145,000
   Amortization of stock
       compensation                          1,850,000               -      1,850,000              -               1,850,000
   Amortization of deferred charges            225,000               -        225,000              -                 225,000
   Acquisition costs                            96,000               -         96,000              -                  96,000
                                        -------------------------------------------------------------         ---------------
                                        -------------------------------------------------------------         ---------------
 TOTAL EXPENSES                             11,787,000         436,000     12,223,000        890,000              13,113,000
                                        -------------------------------------------------------------         ---------------

 Net loss before income taxes              (9,926,000)        (198,000)   (10,124,000)      (890,000)            (11,014,000)

 Deferred Income Tax
   Expense (Recovery)                      (1,285,000)              -      (1,285,000)      (254,000)    B        (1,539,000)
                                        -------------------------------------------------------------         ---------------
 NET LOSS                                  (8,641,000)       (198,000)    (8,839,000)       (636,000)             (9,475,000)
                                        =============================================================         ===============
 Net Loss per Share                                                                                                    (0.49)
                                                                                                              ===============
Weighted avg. shares outstanding            19,069,000         306,000     19,375,000                             19,375,000
                                        =============================================================         ===============



A. Pre-acquisition results from SportsBuff are calculated by taking the actual results for the 3 month period from April 1, 1999 to June 30, 1999.



B. Pro-forma adjustments consist of three months of amortization of the purchased intangibles and related goodwill on the acquisition of SportsBuff, from the start of the period (April 1, 1999) to the date of acquisition (June 30, 1999). Amortization is being calculated on a straight line basis over two years for purchased intangibles and goodwill of $5,087,000 and $2,035,000 respectively as calculated if the acquisition occurred on May 1, 1998. The related amortization for purchased intangibles and goodwill is $636,000 and $254,000 totaling $890,000. The related deferred tax impact is equal to the goodwill amounts of $254,000.

OVERVIEW

         ISN was originally incorporated on April 28, 1997 in Nevada for the purpose of providing interactive, computer sports entertainment through the Internet. The Company has a limited operating history on which to evaluate its prospects. The risks, expense, and difficulties encountered by start up companies must be considered when evaluating ISN's prospects.

         The operating expenses of ISN cannot be predicted with certainty. They will depend on several factors, including the amount of marketing expenses, the acceptance of the Company's services in the market, and competition for such services, and the acquisition activities of the Company. Management may be able to control the timing of such expenses in part by speeding up or slowing down marketing development and distribution activities and acquisition strategies.

         From its inception in April 1997 to date, ISN has incurred costs associated with the development of its internet sports entertainment products, probable markets and business. ISN incurred costs for conducting test marketing for its products and received revenues as a result. The test marketing consisted of advertising, processing membership applications and analysis of responses. During the period, ISN purchased computer and telecommunication equipment as necessary to conduct its operations.

         ISN financed its expenditures primarily through the sale of its common stock. Since inception through March 31, 1999, the company issued approximately 10,256,000 million common shares for net cash consideration of approximately $9,178,000.


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

         The Company has incurred losses since inception and has an accumulated deficit of $12,798,000 to September 30, 1999. The Company anticipates that it will continue to generate financial losses for the forseeable future. In the event the Company is unsuccessful in securing outside capital, it may be required to curtail or cease operations altogether. Under United States Generally Accepted Auditing Statements substantial doubt exists regarding the ability of the Company to continue as a going concern.

         It is the intention of management to raise the additional capital through the sale of additional capital stock of the Company, although there can be no assurance that ISN will be able to obtain such funds.

         Cash used by operating activities is $1,606,000, which is less than the net loss due to amortization and other share based expenses. Since inception, the Company has funded its capital requirements by financing activities, substantially through the sale of its equity securities.

         Capital expenditures from inception to March 31, 1999 were $115,000. ISN has current commitments to upgrade its management information system, telecommunications system and office equipment to accommodate anticipated growth at an estimated cost of $250,000 over the next six months. Overall, capital expenditures, including those anticipated as a result of acquisition activity, during the year ending March 31, 2000 is anticipated to approximate $1,000,000.


         The Company's management believes that an additional $3,000,000 in funds and the revenues generated by its operations will be sufficient to fund its operations for the next twelve months under the current plan of operations. Additional funding may be required for further acquisition activity, depending on the cash component of the purchase price of any contemplated acquisitions. It is expected that such funds will be obtained by the sale of additional capital stock of the Company, although there can be no assurance that ISN will be able to obtain such funds.


         Beyond the next twelve month period, the Company will require working capital to fund operations during the off peak months (June to August). Excluding acquisition activity, the funds required would be approximately $2 million (bringing the total funding requirement to $5,000,000 when combined with the $3,000,000 discussed above). In quarter 4 of this year, the Company intends to commence the sale of up to $5 million of common stock of the

Company on a private basis to accredited investors who are United States and Canada residents. As mentioned above, should the Company be unable to raise the required funds, it will be forced to curtail operations or cease operations entirely. At the end of the next twenty-four month period, the Company intends to operate on cash from operations from that point forward. Any additional capital requirements would be due to acquisition activities, or modifications to the current growth plans. To the extent that cash from operations is insufficient to fund the operations of the Company at the end of the next twenty-four month period, the Company will have to assess whether, given the status of the Internet industry and the Company's ability to raise further funds through the sale of debt or equity capital, it will have sufficient liquidity to continue operations. Should the Company's cash from operations be insufficient, and should the Company be unable to raise additional funds, it will be forced to curtail operations or cease operating as a going concern entirely.


         The Company maintains its interest in acquiring companies and assets which can benefit the Company's business and subscriber base. Currently, the Company is reviewing potential acquisition targets which could provide complimentary assets and market access to the Company's existing portfolio. These acquisitions are not assured at this time, and there is a risk that these acquisitions will not be completed.

RESULTS OF OPERATIONS

AMORTIZATION

     The purchased intangibles and goodwill related to the acquisitions of Sportsmark and Pickem totaled $14,319,000. Amortization for the eleven months ending March 31, 1999, was $827,000. The purchased intangibles and goodwill related to the acquisition of Ultimate Sports Publishing and SportsBuff totaled $9,058,000. Amortization for the six months ended September 30, 1999 was $4,725,000. The Company is amortizing purchased intangibles and goodwill over 24 months. These intangibles include trademarks, software licenses and intellectual properties.

     The Company expects to continue to acquire companies and assets that can benefit its business and subscriber base. Currently, ISN is reviewing potential acquisition targets that could provide complementary games and contests and as well as new customers for the Company's existing games.

SIX MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AS COMPARED TO THE SIX MONTHS ENDED OCTOBER 31, 1998 (UNAUDITED).


REVENUE. The Company generated revenue of $1,861,000 for the period ending September 30, 1999 as compared to revenues of approximately $69,000 for the period ending October 31, 1998. Revenue from publishing was $960,000 for the period ending September 30, 1999 as compared to $nil for the period ending October 31, 1998 as a result of the acquisition of Ultimate Sports Publishing. Revenue from contest management was $901,000 for the period ending September 30, 1999 as compared to $69,000 for the period ending October 31, 1998 as a result of the acquisition of Sportsmark Group, Pickem and SportsBuff.


OPERATING EXPENSES. Total operating expenses were $3,746,000 as compared to approximately $772,000 in the period ended October 31, 1998, for an increase of $2,974,000. Approximately $1,932,000 of this increase was attributable to the acquisitions of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportsBuff. The overall increase is described in more detail below:

PRIZES AND OTHER DIRECT COSTS. Expenses associated with providing prizes for contests and other direct costs increased to $920,000 from approximately $74,000 in the period ended October 31, 1998. Approximately $560,000 of the increased costs in 1999 were the result of publishing costs associated with the magazine publications. The remaining increase is the result of the costs associated with the direct operating costs of the contests, and ISN prizing commitments for the 1999-2000 National Football League season contests. Prize commitments increased approximately $200,000 over the prior period, primarily for the SportsBuff national contest.

GENERAL AND ADMINISTRATIVE. Salaries and benefits increased $786,000 to $920,000 from $135,000 in the six month period in 1998, while consulting fees increased by $470,000 to $516,000 from $46,000 in the prior year period. These increases were the result of additional personnel and staff, mainly from the acquisitions of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportsBuff, and consultants hired for game development, web design and for other services. Salaries and benefits for the six months ended September 30, 1999 also includes $110,000 in severance costs associated with the closing of ISN's Vancouver offices. Advertising expenses decreased $75,000 to $228,000 from $303,000 in the prior year period. This decrease is mainly due to a significant initial promotion run by the Company in September-October 1998. Other general and administrative costs increased by $889,000, the majority of which resulted from travel and other expenses which increased $215,000 to $256,000 as a result of an increase in sales staff, increased sales efforts and financing activities. Occupancy, telephone and legal and accounting costs at September 30, 1999 were $305,000. The majority of legal and accounting fees relate to costs associated with preparing regulatory filings. Interest expense and bank charges equaled $7,000. Other general and administrative costs were $207,000 for the six months ending October 31, 1998. Depreciation was $65,000 in the six months ended September 30, 1999 as compared to $7,000 for the prior year. This increase is due to equipment acquisition throughout the period.


AMORTIZATION OF PURCHASED INTANGIBLES, GOODWILL AND OTHER. Amortization of purchased intangibles was $3,440,000 and amortization of goodwill was $1,285,000 for the six months ended September 30, 1999 compared to no amortization of such amounts in the prior year period. The amortization was related to the purchases of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportBuff. The Company is amortizing the cost of these acquisitions over 24 months. Amortization of purchased intangibles and goodwill attributable to publishing totaled $218,000 and $nil respectively.


The Company amortized $1,850,000 of costs related to stock based compensation resulting from stock options granted to officers, employees and directors. The compensation expense was calculated as the difference between the option exercise price and the share price as reported by the OTC/BB of the Company's common stock at the date of issuance. The options may be exercised at prices between $0.40 to $6.00 and vest over periods ranging from 17 to 36 months. The Company is amortizing the expense relating to the options over their vesting periods. Also, the Company expensed $96,000 of acquisition costs related to the purchase of SportsBuff and Ultimate Sports Publishing, as well as due diligence costs associated with potential transactions that were not completed.

The Company is recognizing a $1,145,000 expense for 600,000 stock options granted to consultants in lieu of compensation for services provided to the Company. This amount was calculated using the Black-Scholes options pricing model. The options may be exercised between $4.00 and $4.08 per share.

NET LOSS FROM OPERATIONS. The Company experienced a loss of $8,641,000 after the benefit of deferred taxes of $1,285,000 for the period ended September 30, 1999 as compared to a loss of $703,000 for the period ended October 31, 1998. Loss per share in the period ended September 30, 1999 was $ (.45) compared to $ (.11) in the prior year period.

THREE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AS COMPARED TO THE THREE MONTHS ENDED OCTOBER 31, 1998 (UNAUDITED).


REVENUE. The Company generated revenue of $1,189,000 for the three month period ending September 30, 1999 as compared to revenues of approximately $61,000 for the three month period ending October 31, 1998. Revenue from publishing was $660,000 for the three months ending September 30, 1999 as compared to $nil for the three months ending October 31, 1998 as a result of the purchase of Ultimate Sports Publishing. Revenue from contest management was $529,000 for the three month period ending September 30, 1999 as compared to $61,000 for the three months ending October 31, 1998 as a result of the acquistion of Sportsmart Group, Pickem and SportsBuff.


OPERATING EXPENSES. Total operating expenses were $2,405,000 as compared to approximately $608,000 in the period ended October 31, 1998, for an increase of $1,797,000. Approximately $1,304,000 of this increase was attributable to the acquisitions of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportsBuff. The overall increase is described in more detail below:

PRIZES AND OTHER DIRECT COSTS. Expenses associated with providing prizes for contests and other direct costs increased to $763,000 from $47,000 in the period ended October 31, 1998. Approximately $360,000 of the increased costs in 1999 were the result of publishing costs associated with the magazine publications. The remaining increase is the result of the costs associated with the direct operating costs of the contests, and ISN prizing commitments for the 1999-2000 National Football League season contests. Prize commitments increased approximately $200,000 over the prior period, primarily for the SportsBuff national contest.

GENERAL AND ADMINISTRATIVE. Salaries and benefits increased $450,000 to $535,000 from $85,000 in the three month period in 1998, while consulting fees increased by $261,000 to $296,000 from $35,000 in the prior year period. These increases were the result of additional personnel and staff, mainly from the acquisitions of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportsBuff, and consultants hired for game development, web design and for other services. Salaries and benefits for the three months ended September 30, 1999 also includes $110,000 in severance costs associated with the closing of ISN's Vancouver offices. Advertising expenses decreased $142,000 to $140,000 from $282,000 in the prior year period. This decrease is mainly due to a significant initial promotion run by the Company in September-October 1998 as well as a move from direct to consumer advertising to a business to business approach. Other general and administrative costs increased by $445,000, the majority of which resulted from travel and other expenses which increased $38,000 to $76,000 as a result of an increase in sales staff, increased sales efforts and financing activities. Occupancy, telephone and legal and accounting costs for the three months ending September 30, 1999 were $234,000. The majority of legal and accounting fees relate to costs associated with preparing regulatory filings. Interest expense and bank charges equaled $3,000. Other general and administrative costs were $156,000 for the three months ending October 31, 1998. Depreciation was $60,000 in the three months ended September 30, 1999 as compared to $3,000 for the prior year. This increase is due to equipment acquisition throughout the year.


AMORTIZATION OF PURCHASED INTANGIBLES, GOODWILL AND OTHER. Amortization of purchased intangibles was $2,145,000 and amortization of goodwill was $776,000 for the three months ended September 30, 1999 compared to no amortization of such amounts in the prior year period. The amortization was related to the purchases of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportBuff. The Company is amortizing the cost of these acquisitions over 24 months. Amortization of purchased intangibles and goodwill attributable to publishing totaled $201,000 and $nil respectively.


The Company amortized $1,637,000 of costs related to stock based compensation resulting from stock options granted to officers, employees and directors. The compensation expense was calculated as the difference between the option exercise price and the share price as reported by the OTC/BB of the Company's common stock at the date of issuance. The options may be exercised at prices between $0.40 to $6.00 and vest over periods ranging from 17 to 36 months. The Company is amortizing the expense relating to the options over their vesting periods. Also, the Company expensed $45,000 of acquisition costs related to the purchase of SportsBuff, as well as due diligence costs associated with potential transactions that were not completed.

The Company is recognizing a $1,145,000 expense for 600,000 stock options granted to consultants in lieu of compensation for services provided to the Company. This amount was calculated using the Black-Scholes options pricing model. The options may be exercised between $4.00 and $4.08 per share.

NET LOSS FROM OPERATIONS. The Company experienced a loss of $6,413,000 after the benefit of deferred taxes of $776,000 for the period ended September 30, 1999 as compared to a loss of $547,000 for the period ended October 31, 1998. Loss per share in the period ended September 30, 1999 was $ (.33) compared to $ (.08) in the prior year period.

TOTAL ASSETS. The total assets of ISN as of September 30, 1999 totaled $21,217,000 compared to $16,715,000 at March 31, 1999. The increase in total assets was attributable to the net increase in purchased intangibles and goodwill of $9,058,000 resulting from the acquisition of SportsBuff and Ultimate Sports Publishing. See chart below for summary of assets acquired in the two transactions. Further increase in assets of $2,600,000 is from the funds raised from the sale of common stock not spent to date. These increases are offset by operating losses and amortization costs during the period.


===================================================================================================================
                                                                              As at                  As at
                                                                      June 22, 1999          June 30, 1999
                                                                    Ultimate Sports             SportsBuff
-------------------------------------------------------------------------------------------------------------------
              Net assets acquired at fair values:
              Working capital                                          $          0         $   (290,000)
              Equipment                                                           0               36,000
              Purchased intangibles                                       1,610,000            5,320,000
              Goodwill                                                            0            2,128,000
              Deferred income taxes                                               0           (2,128,000)
                                                                        -----------          -----------
                                                                       $  1,610,000         $  5,066,000
                                                                       ------------         ------------
              Funded by:
              Cash                                                     $    860,000         $  1,000,000
              Shares of common stock                                        750,000            4,066,000
                                                                        -----------          -----------
                                                                       $  1,610,000         $  5,066,000
===================================================================================================================

FISCAL PERIOD ENDED MARCH 31, 1999 (AUDITED) AS COMPARED TO FISCAL PERIOD ENDED APRIL 30, 1998 (AUDITED)

REVENUE. Revenue totaled $152,000 for the eleven months ended March 31, 1999 as compared to revenue of $77,000 for the period from April 28, 1997 (inception) to April 30, 1998. Approximately $67,000 of the revenue increase was attributable to the acquisitions of the Sportsmark and Pickem companies. The revenues include two months of operating results for Sportsmark and one month for Pickem.

OPERATING EXPENSES. Total operating expenses were $1,733,000 in the eleven months ended March 31, 1999 compared to $720,000 in the period ended April 30, 1998. Increases in operating expenses relating to the acquisitions of the Sportsmark and Pickem companies were $260,000.

PRIZE COMMITMENTS AND OTHER DIRECT EXPENSES. Expenses associated with providing prizes for contests were $250,000 in the eleven months ended March 31, 1999 compared to $41,000 in the period ended April 30, 1998. The increase in these expenses resulted from increases in the number of contests and the number of prizes awarded to contestants and other direct expenses.

GENERAL AND ADMINISTRATIVE. Salaries and benefits expenses were $385,000 in the eleven months ended March 31, 1999 compared to $223,000 in the period ended April 30, 1998. Consulting fees were $267,000 in the eleven months ended March 31, 1999 compared to $67, 000 in period ended April 30, 1998. The higher expenses were the result of increases in personnel, particularly in sales and marketing, the addition of personnel costs associated with the acquisition of Sportsmark and Pickem and increased consulting fees paid for game developers and other services. Advertising expenses were $367,000 in the eleven months ended March 31, 1999 compared to $185,000 in the period ended April 30, 1998. Other general and administrative expenses totaled $464,000, including $78,000 for general expenses such as utilities, office supplies, etc, $72,000 for occupancy and telephone, $86,000 for legal and accounting, $188,000 for travel and other, $23,000 for depreciation and $17,000 for interest and bank charges, in the eleven months ended March 31, 1999 compared to $204,000 in the period ended April 30, 1998.

AMORTIZATION OF PURCHASED INTANGIBLES, GOODWILL AND OTHER. Amortization of purchased intangibles and goodwill was $591,000 and $236,000, respectively, for the eleven months ended March 31, 1999 compared to none in the period ended April 30, 1998. The amortization was related to the purchases of Sportsmark and Pickem and the cost of these acquisitions as well as those of Ultimate Sports and SportsBuff are being amortized over 24 months.

In the eleven months ended March 31, 1999, ISN recognized $632,000 of expense related to 970,000 stock options issued to consultants and outside entities for various services provided to the Company. This amount was calculated using the Black-Scholes options pricing model. The options may be exercised between $.40 and $1.75 per share. The Company also issued stock options to employees at $1.75 per share and recognized $20,000 of stock based compensation expense associated with these options. The expense was calculated as the difference between the option exercise price and the market value per share of ISN's common stock at the date of issuance, and is being amortized over the vesting period of the options.

The Company recognized $144,000 of expense associated with the early conversion of convertible debentures due to mature in December 2002. This expense was calculated based on the difference between the conversion rate of $.40 per share actually used to convert the debentures to common stock as compared to the conversion rate of $1.75, contemplated in the debenture agreement. A further $546,000 of expenses were incurred associated with our transaction with BirchTree Capital and with other transaction related costs.

NET LOSS FROM OPERATIONS. The Company experienced a loss of $3,514,000, after the benefit of $236,000 for deferred taxes for the eleven months ended March 31, 1999 as compared to a loss of $643,000 for the period from inception to April 30, 1998. The loss per share for the eleven months ending March 31, 1999 was $ (.45) per share and for the period from inception to April 30, 1998 was $ (.17 ) per share. The increased loss per share attributable to expenses discussed above, were offset by an increase in the weighted average number of shares outstanding from 3,813,000 to 7,833,000.

TOTAL ASSETS. The total assets of ISN as of March 31, 1999 totaled $16,715,000 compared to $131,000 at April 30, 1998. The increase in total assets was attributable to two areas of significance:

         - Increases in cash and cash equivalents of $2,919,000 due to the sale of common stock, which raised approximately $8,786,000 less operating losses and acquisition costs.

         - The purchased intangibles and goodwill from the acquisition of Sportsmark and Pickem totaled $10,228,000 and $4,091,000 respectively on which 1999 amortization was $827,000. These intangibles include trademarks, software licenses and intellectual properties as well as a $4,091,000 tax effect. See chart below for summary of assets acquired in the two transactions.

                                                            As at
                                                 February 5, 1999                   As at
                                                 Sportsmark Group           March 5, 1999
                                                     of Companies     Pickem Sports, Inc.               Combined
Net assets acquired at fair value
Working Capital                                        ($129,000)                  $9,000              ($120,000)
Equipment                                                 28,000                   12,000                 40,000
Purchased Intangibles & Goodwill                       5,572,000                8,747,000             14,319,000
Deferred income taxes                                 (1,592,000)              (2,499,000)            (4,091,000)
                                          -----------------------------------------------------------------------
                                                       $3,879,000              $6,269,000            $10,148,000
                                          =======================================================================

Funded by:
Cash                                                    1,254,000               3,000,000              4,254,000
Shares issued                                           2,625,000               3,269,000              5,894,000
                                          -----------------------------------------------------------------------
                                                       $3,879,000              $6,269,000            $10,148,000
                                          =======================================================================

YEAR 2000

         The Company has developed and acquired its computer systems with an objective to be Year 2000 compliant. ISN has engaged the services of qualified technicians to determine the extent to which it may be vulnerable to third party Year 2000 issues. As a relatively new corporation, all computer equipment purchased, in August 1997 and August 1998, is Year 2000 compliant. The internal software written by ISN's programmers is written with the long-date format included and consequently is Year 2000 compliant. ISN uses Microsoft software and has installed all the available "patches" to up-date this software. While Microsoft "patches" have been installed as they have become available from Microsoft, this affects less than .0005% of ISN's software and does not impact on the on-going operation of the Company.

         All of ISN's information technology equipment and non-related information technology equipment has been tested or verified to be compliant by the manufacturer. Verification was received by the manufacturer by providing a certificate or by reviewing manufacturers web sites for verification. The Company is in the process of installing patches or purchasing new equipment that will ensure Year 2000 compliance for any items and suppliers which were identified as non-compliant. All of the Company's material vendors have been contacted and have provided the Company with information as to their compliance. Based on these vendors' assurances, the Company believes that the vendors are compliant as at October 31, 1999.

         ISN has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all were in the process of becoming Year 2000 compliant by October 31, 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue ISN into the Year 2000, however, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, ISN has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations.

         The Company has identified all Year 2000 issues and believes that all material changes have been made to complete its readiness as of October 31, 1999. Based upon current information, Management believes that all remaining Year 2000 issues are insignificant in nature and do not adversely effect the total business operations of the Company. Since all Year 2000 issues are insignificant, the costs to address them are not extreme. The Company anticipates costs of becoming Year 2000 compliant to be in the range of $35,000 to $50,000.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         The Company's only significant exposure is to foreign currency risk related to the movement in the Canadian dollar in relation to the United States dollar. The Company has not entered into any currency exchange instruments nor any derivative instruments. Management is aware of this risk and presently does not believe that it would be cost effective to hedge this risk at this time.

ITEM 3.           DESCRIPTION OF PROPERTY

         The main administrative offices of the Company are located at 225 Richmond Street West, Suite 403, Toronto, Ontario, Canada M5V 1W2. The Company leases approximately 2,270 square feet of office space in Toronto. The lease expires on May 31, 2000 and requires lease payments of approximately $2,500 per month. The Company also operated administrative offices at 700-509 Richards St. Vancouver, British Columbia, Canada V6B 2Z6. At this location, the Company leases approximately 3,155 square feet of office space. The lease expires on September 30, 2000 and currently requires lease payments of $26,028.72 per year. The Company has formally closed the Vancouver offices, and is currently seeking a sublease tenant for the Vancouver office space.

         ISN California, Inc. operates at 3260 Hillview Ave., Palo Alto, California 94304. The lease is an oral, month to month lease and requires lease payments of approximately $2,933 per month.

         Sportsmark's offices are located at 10201 Southport Road S.W. Calgary, Canada T2W 4X9. Sportsmark leases approximately 3,516 square feet in Calgary. The lease expires on March 31, 2000 and requires lease payments of approximately $1,100 per month.

         ISN Wisconsin, Inc. operates at 625 57th St, Suite 700 Kenosha, Wisconsin 53140. ISN Wisconsin leases approximately 2,300 square feet. The lease is a three year lease which expires January 31, 2002, although ISN Wisconsin has an option to terminate the lease on January 31, 2000 with 120 day prior written notice to the landlord. The lease requires payments of approximately $1,725 per month. The Company has given written notice of its intent to terminate the lease.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                            PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of March 31, 1999 by
(i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address for each stockholder is 225 Richmond Street West, Suite 403, Toronto, Ontario, Canada M5V 1W2.


====================================================================================================================
Title of        Names/Address of Beneficial Owner       Amount and Nature of             Percent of Outstanding
Class                                                   Beneficial Ownership             Common Stock
of shares                                                                                Beneficially Owned
--------------------------------------------------------------------------------------------------------------------
Common          Andrew DeFrancesco                      950,650                          5.3%
                                                        Chairman of the
                                                        Board/President/CEO
--------------------------------------------------------------------------------------------------------------------
Common          Patrick S. Earle                        1,102,957                        6.2%
                700-509 Richards St.
                Vancouver, BC
                V6B 2Z6 Canada
--------------------------------------------------------------------------------------------------------------------
Common          Kenneth Crema                           -0-Vice Chairman of the Board    0%
--------------------------------------------------------------------------------------------------------------------
Common          Geoff Ford                              675,000                          3.8%
                10201 Southport Road S.W.               Director/Chief Operating
                Suite 633                               Officer/Senior Vice-President
                Calgary, Alberta Canada T2W 4X9         Marketing and Sales
--------------------------------------------------------------------------------------------------------------------
Common          Brett Lindros                           280,000                          1.6%
                                                        Director
--------------------------------------------------------------------------------------------------------------------
Common          David Toews                             -0-                              0%
                                                        Chief Financial
                                                        Officer/Secretary
--------------------------------------------------------------------------------------------------------------------
Common          Estimated all other shareholders        15,935,350                       89.3%

--------------------------------------------------------------------------------------------------------------------
Common          All executive Officers and Directors    1,905,650                        10.7%
                as a Group (5 persons)
====================================================================================================================


NOTES TO SECURITY OWNERSHIP

         (1) Directors, executive officers and 5% shareholders comprise 3,008,607 of the approximate total of 17,841,000 issued and outstanding shares of the Company as of March 31, 1999. By virtue of their direct ownership of the Common Stock of the Company, management positions and organizational efforts, may be deemed "control persons" of the Company, as those terms are defined in the Securities Act of 1933 (the "Act"), and the rules and regulations thereunder.

         (2) Management and insider shareholdings shown do not include 1,655,000 outstanding options at March 31, 1999 to purchase common stock at the varying exercise prices from $.40 to $1.75 per share issued to the individuals named, until such time as said options are exercised.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and officers of Internet Sports Network are as follows:


         NAME                               AGE               OFFICE
         ----                               ---               ------
         Andrew A. DeFrancesco              29                Chairman of the Board, President, CEO
         Ken Crema                          37                Vice-Chairman of the Board
         David Toews                        31                Chief Financial Officer and Secretary
         Geoff Ford                         45                Chief Operating Officer and Director
         Brett Lindros                      24                Director of  Sports Media Properties


ANDREW A. DEFRANCESCO has served as Chairman of the Board and President of Internet Sports since March 1999. Prior to this time, he was an executive Vice-President at Dominick & Dominick Securities, Inc. Canada with responsibility for institutional equity sales and trading, and sourcing and structuring of equity and debt financing. Prior to joining Dominick in October, 1997, Mr. DeFrancesco held positions as Manager of Institutional Trading and Sales from April 1994 to April 1995 and Associate Director, Corporate Finance from April 1995 to July 1997, at C.M. Oliver & Company Limited. From March 1993 to March 1994, he served as an associate financial advisor at Midland Walwyn (now Merrill Lynch Canada). Mr. DeFrancesco received his Bachelor of Arts in Economics and Politics from the University of Western Ontario in 1992.


KEN CREMA served as Chief Executive Officer of Internet Sports from May 1999 to November 1999, and a Director of ISNsince May 1999. In November, 1999 Mr. Crema resigned as CEO of Internet Sports to take on his role as Vice Chairman. Before joining ISN, Mr. Crema had been involved in EDM Electronic Direct Marketing ("EDM"), a company he founded in 1987 as a provider of business solutions including customer service support, order processing and distribution services. Under Mr. Crema's direction as Chief Executive Officer and Chairman, EDM grew to over 900 employees to become an established private company, servicing clients including AT&T, Compaq and Microsoft. In 1998, Mr. Crema sold EDM to Teletech, a global customer care system integration company. Mr. Crema studied Business Administration at Sir Wilfred Laurier University in Waterloo, Ontario.


DAVID TOEWS has served as Chief Financial Officer and Secretary of Internet Sports since June 1999. Prior to joining ISN, Mr. Toews was Vice President of Finance of EDM Electronic Direct Marketing Ltd./TeleTech Canada in Toronto Ontario. In this position he was responsible for all aspects of financial reporting, pricing and control for the Canadian operation of TeleTech Canada. From March 1996 to September 1997, Mr. Toews was Controller of Tee-Comm Electronics Inc. in Milton, Ontario. From 1990 to March, 1996, Mr. Toews was employed by Coopers & Lybrand, joining in the general practice and finishing his last year there as an audit manager. Mr. Toews holds a Bachelor of Commerce (Honours) from McMaster University in Hamilton, Ontario and earned the Chartered Accountant Designation in 1992.

GEOFF FORD has served as Chief Operating Officer and Director of Internet Sports since February 1999. Mr. Ford co-founded Sportsmark, Inc. in 1986 when the company created and introduced the first large scale commercial sports contests to the Canadian and American public. Mr. Ford concurrently ran his own consulting firm, Spectrum Information Systems Inc. from 1986 until 1992 when he sold his interests in the consulting firm to dedicate his full time to Sportsmark. Mr. Ford sold his interest in Sportsmark to Internet Sports & Entertainment Network, Inc. in 1999 and joined the Company in his current position. Mr. Ford graduated from the University of Calgary with a Bachelor of Commerce degree in 1977.

BRETT LINDROS has served as Director of Sports Media Properties and Director of Internet Sports since May, 1999. Mr. Lindros is a former National Hockey League player and current co-host of "Be a Player! The Hockey Show" on The Sports Network. Mr. Lindros was born, and completed his high school education in London, Ontario, Canada. He entered the NHL immediately upon graduation. Drafted by the New York Islanders in 1994 in the first round, Mr. Lindros made great strides as an NHL player until a concussion injury stopped his career short in 1996. Mr. Lindros is using his experience and knowledge to continue his connection with hockey and the NHL. He brings to the board of directors not only his well-known name in hockey, but his knowledge of the game and its players.

In November, 1999 Stephen Sadler, Albert Gnat and David Samuel resigned from the Company's Board of Directors.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table and attached notes sets forth the compensation of the Company's executive officers and directors during each of the fiscal years since inception of the Company. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance, reimbursement of expenses, and other benefits provided to such individual that are extended in connection with the ordinary conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation.

         During the 1997-1998 fiscal year, beginning April 28, 1997 (inception) through April 30, 1998, no Officer or Director received any cash consideration for salary, nor any aggregate remuneration for health insurance and expenses, in excess of $40,000.

         During the 1998-1999 fiscal year, beginning May 1, 1998 through March 31, 1999, two directors received cash consideration for salary, in excess of $40,000. Patrick Earle received $96,000 and Roger Earle received $58,500.

         The following table sets forth all compensation scheduled to be received for services rendered to the Company in all capacities during the 1999-2000 fiscal year by those persons who are the Company's executive officers and directors. No such individuals are scheduled to receive a total annual salary and bonus which exceeds $100,000 during the 1999-2000 fiscal year, ending March 31, 2000.


=====================================================================================================================
                                                                              Long Term Compensation
---------------------------------------------------------------------------------------------------------------------
                                    Annual Compensation                     Awards                  Payouts
---------------------------------------------------------------------------------------------------------------------
Name and Principal                                        Other     Restricted  Securities    LTIP       All other
Position                   Year   Salary       Bonus      annual    Stock       Underlying    Payouts    Compen-
                                                          Compen-   Awards      Options/                 sation
                                                          sation                SARs
---------------------------------------------------------------------------------------------------------------------
Andrew DeFrancesco         2000   $80,000       TBD        None        None     950,000(2)    None       None
Chairman, President,
CEO (1)
---------------------------------------------------------------------------------------------------------------------
Geoff Ford                 2000   $75,000       TBD        None        None     450,000(4)    None       None
Director/Chief
Operating Officer/
Senior
Vice-President
Marketing and Sales
---------------------------------------------------------------------------------------------------------------------
Ken Crema                  2000       $0          0         None        None     850,000(3)    None       None
Vice Chairman
---------------------------------------------------------------------------------------------------------------------
Brett Lindros              2000       $0          0         None        None     275,000(4)    None       None
Director/Director of
Sports Media
---------------------------------------------------------------------------------------------------------------------
David Toews                2000    $73,000      TBD        None        None     150,000(5)    None       None
Chief Financial Officer/
Secretary
=====================================================================================================================


         See financial statements for fiscal year detail of executive compensation.

NOTES TO EXECUTIVE COMPENSATION

         (1) In order to maintain reduced operating overhead and provide incentives, certain officers, directors and employees received options to purchase common stock at a price of $0.40 per share in lieu of cash consideration for salaries accrued but not paid. Officers and directors of the Company were granted a total of 1,425,000 options to purchase shares of restricted common stock in lieu of compensation pursuant to a July 22, 1999, board of directors meeting. Andrew DeFrancesco received 700,000 shares of common stock, in lieu of cash consideration, and at a cost basis of $.40 per share, for services rendered but not paid during the period April 28, 1997 through January 19, 1999.

These shares were provided to Mr. DeFrancesco for his role in the BirchTree Capital Corp. transaction and not in his capacity as Chairman or President.

         (2) Reflects options granted by the Company to Andrew DeFrancesco in January 1999 to purchase 200,000 shares of Company Common Stock at the exercise price of $.40 per share with such options expiring on or before January 4, 2004; and options granted to Andrew DeFrancesco to purchase 250,000 shares of Company Common Stock at the exercise price of $1.75 per share granted in January 1999; and options granted to Andrew DeFrancesco to purchase 500,000 shares of Company Common Stock at the exercise price of $0.40 per share vesting 50% November 1, 1999 and 50% November 1, 2000, granted in July 1999. See "Options Outstanding" and "Certain Transactions".

         (3) Reflects options granted by the Company to Ken Crema in January 1999 to purchase 350,000 shares of Company Common Stock at the exercise price of $1.75 per share; and options granted to Ken Crema to purchase 500,000 shares of Company Common Stock at the exercise price of $0.40 per share vesting 50% November 1, 1999 and 50% November 1, 2000, granted in July 1999. See "Options Outstanding" and "Certain Transactions".

         (4) Reflects options granted by the Company to Geoff Ford, and Brett Lindros in February 1999 to purchase 150,000 shares of Company Common Stock at the exercise price of $1.75 per share; with such options expiring on or before March 25, 2004; and options granted to Geoff Ford and Brett Lindros to purchase 300,000 and 125,000 shares of Company Common Stock, respectively, at the exercise price of $0.40 per share vesting 33% November 1, 1999, 33% November 1, 2000 and 34% November 1, 2001, granted in July 1999. See "Options Outstanding" and "Certain Transactions."

         (5) Reflects options to purchase 50,000 shares of common stock granted to David Toews as an incentive to accept service with the Company as Vice President of Finance and subsequently Chief Financial Officer in February, 1999 at the exercise price of $1.75 per share; with such options expiring on or before March 25, 2004. An additional 100,000 options at the exercise price of $4.275 were granted in June, 1999.

         The Company carries officers and directors liability insurance, disability and life insurance benefits, as well as health insurance. The health disability and life insurance benefits are available to employees of the Company only. Only three executive officers or directors are currently covered by employment agreements. The Company does not maintain any pension plan, profit sharing plan or similar retirement or employee benefit plans.

         Mr. Ford's employment agreement is for a term of three years. The terms of this agreement specifies a salary as disclosed herein above.

======================================================================================================
                   Individual Grants As of March 31, 1999                           Grant Date Value
------------------------------------------------------------------------------------------------------
Name                      Number of         Percent of      Exercise   Expiration   Grant date
                          securities        total           or base    Date         present value $
                          underlying        options/SARs    price
                          Options/SARs      granted to      ($/Sh)
                          granted (#)       employees in
                                            fiscal year
------------------------------------------------------------------------------------------------------
Andrew DeFrancesco        200,000                5.9%         $ .40      2/28/04    $0
                          250,000                7.3%         $1.75      3/25/04    $0
------------------------------------------------------------------------------------------------------
Ken Crema                 350,000               10.4%         $1.75      3/25/04    $0

------------------------------------------------------------------------------------------------------
Geoff Ford                150,000                4.4%         $1.75      3/25/04    $0

------------------------------------------------------------------------------------------------------
Brett Lindros             150,000                4.4%         $1.75      3/25/04    $0

------------------------------------------------------------------------------------------------------
David Toews               50,000                 1.5%         $1.75      3/25/04    $0

======================================================================================================

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         TRANSACTIONS WITH MANAGEMENT AND OTHERS


         In January 1999, Internet Sports Network, Inc., then a privately held Nevada corporation, entered into an agreement with BirchTree Capital Corporation, a Florida shell corporation with no operations which traded on the over the counter/bulletin board as "BICP" and its majority shareholder, Eric Littman. Pursuant to this agreement, BirchTree Capital Corporation issued in excess of 9,000,000 shares of stock to the shareholders of Internet Sports Network, Inc., the Nevada corporation. For the additional consideration of being permitted to retain 1,025,000 shares of common stock of BirchTree Capital Corporation and for the cash payment of $250,000, Mr. Littman agreed to cancel 3,975,000 shares of common stock held in his name.
At the time of this transaction, the Company did not have sufficient cash resources to pay the consideration requested by Mr. Littman. Certain of ISN's shareholders, Benitz & Partners and Mark Valentine, agreed to pay the cash consideration portion to Mr. Littman in exchange for receiving an option to purchase 500,000 shares each of common stock held by Mr. Littman. Benitz & Partners and Mark Valentine also agreed to the cancellation of 350,000 shares each of their Internet Sports Network, a Nevada corporation, common stock. Effective January 19, 1999, the stockholders of Internet Sports Network, Inc. a Nevada corporation initiated the exchange of one hundred percent (100%) of their shares for an equal number of shares of common stock of BirchTree Capital Corporation. On February 1, 1999, BirchTree Capital Corporation changed its name to Internet Sports Network, Inc., a Florida corporation, and changed its OTC/BB symbol to ISNI. On February 22, 1999, Internet Sports Network, Inc., a Nevada corporation merged into Internet Sports Network, Inc. a Florida corporation with the Florida corporation being the surviving entity.

         The capitalization of the resulting company, Internet Sports Network, Inc., a Florida corporation was less than 1% of the issued and outstanding shares of common stock held by former BirchTree Capital Corporation shareholders and greater than 99% of the issued and outstanding shares of common stock held by former Internet Sports Network, Inc. a Nevada corporation. Former BirchTree shareholders held a total of 50,000 shares after the transaction consisting of 25,000 held by Mr. Littman and 25,000 held in the public float. This transaction provided the Company with access to a public market and quote for its securities.

         Officers and directors of the Company were granted options to purchase common stock at the exercise price of $.40 per share on January 5, 1999. The right to purchase 155,000 shares of common stock were granted to these officers and directors with a further 350,000 granted to consultants who later became officers and/or directors. Options to purchase 100,000 shares of ISN's common stock have been exercised, the remaining 405,000 may be exercised presently and expire on February 28, 2004. These options were granted as an incentive to continue service with the Company.


         From the January 5, 1999 stock options, in September, 1999, stock options representing 100,000 shares were exercised at their exercise price of $0.40 for total cash consideration of $40,000 and stock options representing 475,000 shares were exercised at their exercise price of $0.40 for subscription receivable of $190,000.


         ISN's directors were granted 1.3 million options to purchase common stock pursuant to an option agreement on January 19, 1999. This option agreement vested immediately and is exercisable over a five year period at the exercise price of $1.75 per share. The shares underlying the options are subject to piggyback and demand registration rights. These options were granted as an incentive to continue service with the Company

         On February 1, 1999 pursuant to an option agreement, Mr. Ford and Mr. Gibson were each issued 150,000 options in connection with the acquisition of Sportsmark and their appointment to the Company's Board of Directors. Also on February 1, 1999, two key employees of Sportsmark, and on March 5, 1999 two key employees of Pick'em each received 75,000 options (300,000 options in the aggregate). All of these options are exercisable over a five year period at an exercise price of $1.75. With the exception of those options granted to Mr. Ford and Mr. Gibson, which vest immediately, 25% of the options granted vest every six months commencing March 26, 1999 and ending March 26, 2001. Vesting is conditioned upon employment on the vesting date. If the Company is acquired, merged, or reorganized, or if the services of the officers are terminated without cause by the board of directors, all options vest immediately. These options have piggyback and demand registration rights. These options were granted as an incentive to continue service with the Company

         In February 1999, the Company granted 250,000 options to purchase common stock at the exercise price of $1.75 to Dominick & Dominick Securities, Inc. as payment for financial services rendered to the Company since its inception in lieu of a payment of a fee. This option is exercisable for a period of two years commencing February 3, 1999 and ending February 2, 2001. Dominick & Dominick Securities, Inc. transferred 200,000 of the options to companies affiliated with Dominick or its affiliates resulting in Dominick holding 50,000 options. Also in February, 1999, 50,000 options were granted to Sandalwood Investments as compensation for consulting services. 250,000 options to purchase common stock were reserved to grant to individual professional athletes in exchange for their services. Of the athlete options, 165,000 options have been granted to date in exchange for services to be rendered to the Company. These options vest in 2000 and are exercisable for a two year period. The athlete options are granted to induce professional athletes to act as spokespersons for the Company.

         In June 1999, the Company entered into a settlement agreement with Mr. Patrick S. Earle, former director and President to terminate his employment with and director's position. This agreement requires the Company to pay Mr. Earle cash consideration of $60,000.


         During June 1999, the Company granted 700,000 options to purchase common stock at exercise prices ranging from $1.75 to $7.00 per share. Of these options, 100,000 options were issued to David Toews at an exercise price of $4.28 per share, vesting semi annually over an 18 month period starting December 1, 1999. 400,000 options were issued to management of the company, vesting over from 18 month to 3 years. The remaining 200,000 options were granted to consultants and contractors to the company, with 100,000 vesting quarterly over 2 years, and the balance vesting immediately.


         On July 22, 1999, the board of directors of the Company authorized the issuance of 1,850,000 options to purchase shares of restricted common stock at the exercise price of $0.40 to certain directors, officers and management in lieu of compensation. 783,333 of these options vested on November 1, 1999, 783,333 vest on November 1, 2000 and the remaining 283,334 options vest on November 1, 2001, with vesting being conditional on continuing employment with the Company. The vested stock options are exerciseable until July 21, 2004. As set forth in the Executive Compensation chart under Item 6, the Company issued 1,425,000 of the foregoing options as follows: 500,000 Andrew DeFrancesco, 500,000 Ken Crema, 300,000 Geoff Ford and 125,000 Brett Lindros.

         On July 30, 1999, the Company entered into a settlement agreement with Mr. Neil Podmore, a former officer, to terminate employment. This agreement requires the Company to pay $50,000 to Mr. Podmore and to grant him options to purchase 54,000 common shares at an exercise price of $6.00 per share.

ITEM 8.  LEGAL PROCEEDINGS

         To the best knowledge of management, there are no other legal proceedings pending or threatened against the Company.

ITEM 9. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

         ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

         A.  MARKET INFORMATION

                      MARKET FOR THE ISSUER'S COMMON STOCK
                               AND RELATED MATTERS

         The Company's common stock traded in the over-the-counter bulletin board market as ISNI since the BirchTree Capital Corporation/ISN recapitalization of January 1999 until September 2, 1999. Thereafter, the Company has traded on the over the counter "pink sheets" as ISNI.

         The following table sets forth the high and low bid prices for the Company's common stock for each quarter within the last two fiscal years. Information is only available since January 1999. The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

         Quarter Ended      Low Bid     High Bid
         ---------------------------------------
         March 31, 1999      $2.22       $5.88
         June 30, 1999       $4.63       $9.50
         July 22, 1999       $2.63       $6.69

         B.  HOLDERS

         As of September 30, 1999, there were approximately 180 holders of Company Common Stock, as reported by the Company's transfer agent.

         C.  DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

         As part of the initial incorporation of Internet Sports Network in Nevada in April, 1997, the Company issued stock to certain of its founders at the stock's par value or $.001. This issuance consisted of 1,102,957 shares of common stock issued to Patrick Earle, 100,000 shares issued to Caulfield Management and 450,000 shares issued to Mr. Neil Podmore. The sale of these securities were exempt from registration on the basis of Section 3(a)(11) of the Securities Act of 1933 (the "Act"). The proceeds of this sale were used to fund incorporation and other start-up costs of the Company.

         In July 1997, the Company sold common stock at the price of $.02 per share to 22 investors all of whom were non-U.S. Residents, and of whom only 3 were non-accredited but sophisticated investors as defined under Regulation D of the Act. In connection with this issuance the Company relied upon an exemption available under Regulation S of the Act. The issuance consisted of a total of 1,767,500 shares of common stock with total proceeds raised of approximately $35,000. The funds were used for operations of the Company.

         In Fall of 1997, the Company sold common stock at the price of $.25 per share to 17 investors all of whom were accredited and all of whom were non-U.S. residents. All of these investors had a pre-existing shareholder and business relationship with the Company. In connection with this issuance, the Company relied upon an exemption available under Regulation S of the Act. The issuance consisted of 1,579,543 shares issued with 1,449,543 issued for net cash proceeds of approximately $361,000 and a further 130,000 issued in satisfaction of accounts payable amounting to $32,500, for a total of approximately $396,000. The proceeds were used for the operations of the Company.

         In November and December 1997, the Company sold convertible debentures, convertible to common stock at a rate of one share for every $1.50 principal amount of debenture, to five individuals pursuant to an offering relying upon Rule 506 of the Act. All of the investors were accredited investors. The Company raised a total of $196,500 selling 131 debentures. The proceeds of the offering were used to expand the Company's services and to begin a marketing program of these services. These investors agreed, on or about November, 1998 to convert their debentures to common stock of the Company at the conversion ratio of one share per $.40 of principal resulting in 491,250 shares issued.

         In June through September 1998, the Company offered common stock of the Company at a price of $.40 per share. The Company sold 2,001,000 shares of common stock to 22 investors raising approximately $801,000. The shares were sold to accredited investors only who were non-U.S. Residents in reliance on Rule 506 of the Act. The proceeds were used to fund Company operations.

         In late November-December 1998, the Company had entered into an agreement with Digital Data Network, Inc. ("Digital Data") to conduct a share exchange wherein Digital Data would be the surviving entity to be renamed Internet Sports Network, Inc. Pursuant to that agreement, Digital Data and two directors of Digital Data agreed to pay a total of $370,000 to the Company in exchange for shares of common stock at $.40 per share. Digital Data ., while not an accredited investor, had access through its due diligence process to all material information regarding the Company. The directors were accredited investors who also had access to information by reason of their participation in the due diligence process. The Company relied upon an exemption available under 3(a)(11) of the Act. In late December, 1998, the Company realized that it would not have shareholder approval of the agreement with Digital Data . Accordingly, and in accordance with the agreement with Digital Data the Company terminated the agreement with Digital Data . In accordance with the terms of a settlement agreement between Digital Data and the Company, the Company paid $70,000 and 150,000 shares valued at $0.40 per share, or $60,000 to Digital Data in exchange for a mutual release of claims. The initial $370,000 paid by the Digital Data directors to the Company was refunded in full.


         In January, 1999, the Company issued a total of 650,000 shares to Brett and Eric Lindros for services rendered to the Company and to Colony Investments for financial advisory services rendered to the Company. These shares were verbally granted to the recipients in December of 1997 for their roles in the financing of the Company from the Fall of 1997. The shares were valued at $0.28 per share. The Company relied upon an exemption available under 3(a)(11) of the Act. All three investors are accredited investors. No funds were received in this transaction.


         In January 1999, the Company entered into a share exchange agreement with BirchTree Capital Corp. In that agreement, the shareholders of the Company exchanged their shares for stock in BirchTree Capital Corp. The total newly issued shares contemplated to be issued under this agreement consisted of up to 9,085,229 shares of common stock of BirchTree Capital Corp. to be delivered to Internet Sports Network shareholders who delivered their stock for exchange. No funds were received in this transaction.

         In January 1999, the Company issued 700,000 shares of common stock to Mr. Andrew DeFrancesco. These shares were issued in exchange for services rendered by Mr. DeFrancesco in the BirchTree Capital Corporation transaction and were valued at $.40 per share. The Company relied on an exemption available under Regulation S of the Act. Mr. DeFrancesco is an accredited investor with a long history with the Company. No funds were received by the Company in this transaction.

         In March 1999, the Company offered up to $1,000,000 worth of common stock utilizing Rule 504 of Regulation D of the Securities Act of 1933 at the price of $1.75 per share. In this offering, 20 shareholders purchased a total of 571,000 shares of common stock at a total price of $999,425. The funds raised hereby were used to acquire SportsMark and to fund Company operations.

         On February 5, 1999, the Company acquired the Sportsmark Group for 1,500,000 shares of common stock and cash. The SportsMark entities were accredited investors as that term is used in Regulation D of the Act. The Company relied upon Regulation S as an exemption to this offering.

         In February-May, 1999, the Company offered up to 4,571,429 shares of common stock for a total consideration of $6 million to $8 million to non-U.S. residents. Investors purchased common stock totaling a total of 4,454,472 shares for a total consideration of approximately $7,795,000. The proceeds were used to acquire SportsMark and Pickem and to fund operations of the Company.

         Effective March 5, 1999, the Company acquired Pickem Sports. In this acquisition the Company issued a total of 1,987,955 shares to 3 Pickem shareholders in exchange for all of the common stock of Pickem. The Pickem shareholders were accredited investors and the Company relied on the exemption available under 3(a)(11) of the Act for this issuance.

         In February-April 1999, the Company offered common stock to accredited U.S. residents only, relying upon an exemption available under Rule 506 of Regulation D of the Act. In this offering, a total of 31 investors acquired a total of 653,183 shares, for a total consideration of $1,143,070. The proceeds were used to fund the operations of the Company.

         Effective June 22, 1999, the Company acquired the assets of Ultimate Sports Publishing from National Publisher Services Inc ("NPS"). In this acquisition the Company issued a total of 125,000 shares to NPS in exchange for the assets of Ultimate Sports Publishing. NPS was an accredited investor and the Company relied on the exemption available under 3(a)(11) of the Act for this issuance.


         Effective June 30, 1999, the Company acquired Innovation Partners Inc (d/b/a SportsBuff). In this acquisition the Company issued a total of 616,060 shares to 8 Innovation Partners shareholders in exchange for all of the common stock of Innovation Partners. the Pickem shareholders were accredited investors and the Company relied on the exemption available under 3(a)(11) of the Act for this issuance.


         In July-September 1999, all of the stock options granted on January 5, 1999 were exercised, resulting in the issuance of 575,000 common shares for proceeds of $230,000. $190,000 of the proceeds were provided by a subscription receivable.

         In August 1999, pursuant to a Site Development Services Agreement with Labatt Brewing Company Limited ("LBCL"), the Company issued 1,000,000 shares of common stock into escrow to be released 200,000 per annum to LBCL in exchange for an exclusive, five year agreement.

ITEM 11. DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.001 par value per share, of which approximately 17,841,000 shares were outstanding at March 31, 1999.

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all shareholders. See "Principal Shareholders."

         Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         Shares of Common Stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The Company's transfer agent is Interwest Transfer Company, whose address is 1981 E. Murray Holiday Road, Salt Lake City, UT 84117.

OPTIONS

         As of March 31, 1999, the Company had authorized a total of 3,415,000 options; of which 2,550,000 were held by officers and directors of the Company at March 31, 1999 and of which 1,300,000 were held by now current officers and directors of the Company. See Stock Option Summary for number of options issued, exercise price, and expiration for each holder thereof.

         As of September 30, 1999, the Company had authorized a total of 6,484,000 options, of which 2,775,000 are held by now current officers and directors of the company. See Stock Option Summary for number of options issued, exercise price, and expiration for each holder thereof.

         In general, each Option (i) entitles the holder thereof to purchase one share of Common Stock, (ii) will be exercisable for a period of (varied time), commencing (a varied number of) months from the final delivery by the Company of Common Stock (each Unit consisting of one share of Common Stock) sold in the offering and (iii) is detachable and separately transferable only during such exercise period.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Corporation Law and the Company's Certificate of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         In response to this item, the Company hereby incorporates the Financial Statements attached hereto as an Exhibit and states that the reporting of Supplementary Data is not applicable to the Company.

ITEM 14. ACCOUNTANTS

         The Company has engaged Ernst & Young, LLP as its auditors as of May 19, 1999 replacing Davidson & Company who were dismissed as of that date. The decision to engage Ernst & Young, LLP was approved by the Board of Directors. There were no disagreements with Davidson & Company during the period ended April 30, 1998 or during the interim period until the date of their dismissal.

         Davidson & Company originally expressed an opinion under generally accepted auditing standards in Canada for the consolidated financial statements for the period from inception to April 30, 1998 which contained a Canada -United States reporting difference with respect to a going concern uncertainty. Since the date of completion of their audit of the consolidated financial statements and initial issuance of their report thereon dated June 25, 1998, which contained a Canada - United States reporting difference regarding the Company's ability to continue as a going concern, the Company, as discussed in Note 6 in the audited consolidated financial statements for the period ended March 31, 1999, has completed issuances of its common stock resulting in net proceeds of $8,800,000. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist. Davidson & Company has subsequently issued an opinion under generally accepted auditing standards in the United States for the consolidated financial statements for the period from April 28, 1997 (inception) to April 30, 1998 with an explanatory paragraph as to the removal of the going concern certainty without reservation or reporting difference which is dual dated as of June 25, 1998 and March 31, 1999. There was no adverse opinion or disclaimer of opinion. The opinion was not qualified due to uncertainty, audit scope, or accounting principles.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements:
     (A) Consolidated financial statements for the Company for the period from inception, April 28, 1997 to April 30, 1998 and for the eleven months ending March 31, 1999;*
     (B)  Removed
     (C) Classroom 2000 Inc. financial statements for the one month ended January 31, 1999;*
     (D) Classroom 2000 Inc. financial statements for the years ended December 31, 1998 and 1997;*
     (E) SportsMark, Inc. financial statements for the two months ended January 31, 1999;*
     (F) SportsMark, Inc. financial statements for the years ended November 30 1998 and 1997;*
     (G) SportsMark Promotions, Inc. financial statements for the one month ended January 31, 1999;*
     (H) SportsMark Promotions, Inc. financial statements for the years ended December 31, 1998 and 1997;*
     (I) Consolidated financial statements (unaudited) for the Company for the six months ending September 30, 1999 and 1998;*
     (J) Innovation Partners, Inc. d.b.a. SportsBuff financial statements for the year ending December 31, 1998;*
     (K) Consolidated Pro-forma financial statements (unaudited) for the Company for the six month period ending September 30, 1999;*
     (L) Innovation Partners, Inc. d.b.a. SportsBuff financial statements (unaudited) for the six month period ending June 30, 1999;*
     (M) Pickem Sports, Inc. financial statements for the periods ending December 31, 1997 and 1998.*


(b)  Exhibits
     2.1 Agreement for the Exchange of Common Stock between Birch Tree Capital Corp. and Eric P. Littman, and Internet Sports Network, Inc.*
     2.2 Share Purchase Agreement between Internet Sports Network, Inc. and SportsMark Inc., SportsMark Promotions, Inc. & Classroom 2000 Inc. and Assets of SMP SportsMark Promotions
              International, Inc.*

     2.3      Merger Agreement between Torsten Heycke, Rafael Furst, Perry
              Friedman, Pickem Sports, Inc., and Internet Sports Network,
              Inc.*
     2.4      Agreement for the Purchase of Certain Assets of Ultimate
              Sports Publishing, Inc. By and Between National Publisher
              Services, Inc. And Internet Sports Network, Inc.*
     2.5      Agreement and Plan of Merger between Innovation Partners, Inc.
              and Internet Sports Network, Inc.*
     3(i)     Articles of Incorporation and Amendments of Internet Sports
              Network, Inc.*
     3(ii)    Bylaws of Internet Sports Network, Inc.*
     4.1      Form of Consultant's Option Agreement and Certificate*
     4.2      Form of Officer/Director Option Agreement and Certificate*
     4.3      Common Stock Certificate Specimen*
     10.1     Lease for Toronto office*
     10.2     Lease for Vancouver office*
     10.3     Employment Agreement for Bill Gibson*
     10.4     Employment Agreement for Geoff Ford*
     10.5     Settlement Agreement with Digital Data Networks*
     10.6     Settlement Agreement with Patrick S. Earle*
     10.7     Settlement Agreement with Neil Podmore*
     16.      Letter from Davidson & Company*
     21       List of Subsidiaries of Company*


* Previously filed

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERNET SPORTS NETWORK, INC.


                                By:   /s/ Andy DeFrancesco
                                      ------------------------------------
                                      Andy DeFrancesco
                                Its:  President and Chief Executive Officer



Signature                                Title                            Date
---------                                -----                            ----
/s/ Andrew DeFrancesco       Chairman of the Board, President        December 16, 1999
------------------------
Andrew DeFrancesco

/s/ Ken Crema                Vice Chairman of the Board              December 16, 1999
------------------------
Ken Crema

/s/ Geoff Ford               Director, Chief Operating Officer       December 16, 1999
------------------------     Senior Vice President
Geoff Ford                   Marketing and Sales

/s/ Brett Lindros            Director, Director of Sports Media      December 16, 1999
------------------------     Relations
Brett Lindros

/s/ David Toews              Chief Financial Officer, Secretary      December 16, 1999
------------------------
David Toews